# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GOLD.COM, INC., CIK 0001591588
CUSIP: 00181T107
Title of class of securities: Common Stock, Par Value $0.01 Per Share
Address of issuer's principal executive offices: 1550 Scenic Ave, Suite 150, Costa Mesa, California (CA), 92626
Date of event which requires filing of this statement: 03/09/2026
Filed by CIK 0001194016
Persons authorized to receive notices and communications: Jeffrey D. Benjamin, c/o Gold.com, Inc., 1550 Scenic Ave. Suite 150, Costa Mesa, California (CA), 92626, 844-455-4653

## Reporting persons
- Jeffrey D. Benjamin (CIK 0001194016): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 1,242,746; shared voting power 0; sole dispositive power 1,242,746; shared dispositive power 0; aggregate amount beneficially owned 1,242,746 (4.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $0.01 Per Share
Name of issuer: GOLD.COM, INC.
Address of issuer's principal executive offices: 1550 Scenic Ave, Suite 150, Costa Mesa, California (CA), 92626
Comment: This Amendment amends the Schedule 13D first filed with the Securities and Exchange Commission on March 21, 2014 (the "Schedule 13D"), which was then amended by a filing of Amendment No. 1 to Schedule 13D on March 25, 2014 ("Amendment No. 1"), further amended by a filing of Amendment No. 2 to Schedule 13D on July 16, 2021 ("Amendment No. 2") and further amended by a filing of Amendment No. 3 to Schedule 13D on July 8, 2022 ("Amendment No. 3"). Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D and Amendments No. 1, No. 2 and No. 3.

## Item 2. Identity and Background
Name of person filing: Jeffrey D. Benjamin
Residence or business address: 1550 Scenic Ave., Suite 150, Costa Mesa, CA 92626
Present principal occupation or employment: The Reporting Person is a Senior Advisor to Cyrus Capital Partners, L.P., located at 65 E 55th St, New York, NY 10022. The Reporting Person also serves as Chairman of the Board of Directors of the Issuer.
Criminal convictions in the last five years: Item 2(d) as set forth in the Schedule 13D is incorporated herein by reference and reconfirmed.
Civil proceedings (securities laws) in the last five years: Item 2(e) as set forth in the Schedule 13D is incorporated herein by reference and reconfirmed.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: This Amendment is not reporting purchases. The information in Item 5 of this Amendment is incorporated by reference into this Item.

## Item 4. Purpose of Transaction
Purpose of transaction: This Amendment is not reporting acquisitions. Information in Item 4 in the Schedule 13D and Amendments Nos. 1, 2 and 3 is incorporated by reference into this Item.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Percentages of the outstanding class of Common Stock set forth on the Cover Page and in this Item 5 are based on 25,296,992 shares of Common Stock outstanding at January 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed February 6, 2026. This reflects a substantial increase in the number of shares outstanding since the filing of the Reporting Person's Amendment No. 3 to Schedule 13D, which has contributed to the decrease in the percentage of the outstanding class beneficially owned by the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: At March 9, 2026, the Reporting Person had beneficial ownership of 1,242,746 shares of Common Stock, 4.9% of the outstanding class. This total includes 1,242,746 shares over which the Reporting Person is reporting sole voting and sole dispositive power, with no shares subject to shared voting power or shared dispositive power. However, of these shares, 740,240 shares are held in two family trusts for the benefit of the Reporting Person's spouse and children. The Reporting Person disclaims beneficial ownership of the shares held in the trusts, and the filing of this report is not an admission that the Reporting Person is the beneficial owner of those shares for purposes of Section 13(d) or for any other purpose. The Reporting Person's beneficial ownership includes 26,870 restricted stock units (the "RSUs") granted by the Issuer as compensation for services as a director of the Issuer. Of these RSUs, 22,306 are vested and non-forfeitable but deferred as to settlement, and 4,564 have a stated vesting date of November 12, 2026 (subject to accelerated vesting in specified circumstances), with the RSUs to be deferred as to settlement following vesting. The RSUs are settleable by issuance of shares of Common Stock, and are included in the beneficial ownership of shares reported herein.
Transactions in the class effected during the past sixty days:
Between February 12, 2026 and March 9, 2026, the Reporting Person sold shares of Issuer Common Stock in open market transactions. The table below shows each day's sales and the price range of those sales:

Date Shares sold Sale Price - Low and High
2/12/26 4,821 $62.25 $62.47
2/13/26 75,179 60.50 61.79
2/17/26 20,000 58.00 58.69
2/18/26 25,000 57.50 57.90
2/19/26 40,000 58.00 59.02
2/20/26 35,000 58.00 59.15
2/23/26 15,604 57.00 57.18
2/24/26 25,000 55.60 57.39
2/25/26 25,000 56.02 56.74
2/26/26 25,000 56.09 56.63
2/27/26 25,000 56.50 57.59
3/2/26 25,000 56.50 57.10
3/4/26 14,540 56.51 57.18
3/6/26 2,935 53.00 53.20
3/9/26 24,683 50.00 50.55
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On March 9, 2026, the Reporting Person ceased to be a beneficial owner of more than five percent of the outstanding class of Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Information regarding RSUs held by the Reporting Person, as set forth in Item 5 above, is incorporated by reference into this Item.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Jeffrey D. Benjamin: /s/ Carol Meltzer, by power of attorney (previously filed with Amendment No.3), Carol Meltzer, General Counsel and Secretary of Gold.com, Inc. (03/13/2026)